October 16, 2018

Paul W. Mobley
Chief Financial Officer
Noble Roman's, Inc.
One Virginia Avenue, Suite 300
Indianapolis, Indiana 46204

       Re: Noble Roman's, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed March 29, 2018
           File No. 000-11104

Dear Mr. Mobley:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure